Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 7 DATED SEPTEMBER 9, 2015

TO THE PROSPECTUS DATED APRIL 27, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 27, 2015, as supplemented by Prospectus Supplement No. 1, dated May 12, 2015, Prospectus Supplement No. 2, dated May 15, 2015, Prospectus Supplement No. 3, dated June 5, 2015, Prospectus Supplement No. 4, dated July 10, 2015, Prospectus Supplement No. 5, dated July 30, 2015, and Prospectus Supplement No. 6, dated August 12, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared; and

C.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of September 4, 2015, we had raised gross proceeds of approximately $111.2 million from the sale of approximately 11.6 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On August 7, 2015, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from August 1 through August 31, 2015. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On September 1, 2015, $426,556 of these distributions were paid in cash and on August 31, 2015, $250,001 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of August 31, 2015:

Investments

Since the Company commenced operations and through August 31, 2015, the Company has funded in excess of $174.0 million in in aggregate investments, including $26.5 million in short-term investments. Of the aggregate investment amount, the Company has received $80.8 million in full aggregate transaction repayments from existing and exited trade finance and term loan facilities. Of the aggregate transaction repayment amount, approximately $25.7 million represents transactions of trade finance and term loan facilities that are closed and no longer part of the Company’s portfolio.

As of August 31, 2015, the Company had the following investments:

Investment Portfolio

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agriculture Distributor	Farm-Product Raw Materials	Argentina	Trade Finance	12/15/2015	9.00%	$7,000,000	$6,000,000	Job Creation
Beef Exporter	Meat Products	Argentina	Trade Finance	12/15/2015	11.98%	$7,000,000	$6,000,000	Job Creation
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	8/30/2015	12.88%	$1,400,000	$1,022,812	Job Creation
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/30/2015	14.75%	$7,000,000	$5,000,000	Job Creation
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	7/1/2015	12.75%	$750,000	$277,538	Job Creation
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	11/13/2015	12.00%	$2,000,000	$2,000,000	Job Creation
Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	2/25/2016	10.85%	$6,000,000	$6,000,000	Job Creation
Diaper Manufacturer	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017	15.57%[5]	$2,750,000	$2,750,000	Job Creation
Farm Supplies Distributor	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/25/2015	12.22%	$10,000,000	$9,500,000	Job Creation
Farm Supplies Wholesaler[6]	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	12/3/2015	12.50%	$1,500,000	$1,250,000	Agricultural Productivity & Food Security
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	17.50%	$1,250,000	$731,049	Job Creation
Fish Processor & Exporter[7]	Commercial Fishing	Ecuador	Trade Finance	6/19/2016	9.00%	$2,000,000	$1,972,952	Job Creation
Integrated Steel Producer[8]	Steel Works, Blast Furnaces, And Rolling And Finishing Mills	Zambia	Trade Finance	2/14/2016	13.00%	$6,000,000	$6,000,000	Job Creation
Marine Logistics Provider	Services Incidental to Water Transportation	Nigeria	Term Loan	8/31/2020	15.82%[9]	$16,050,000	$12,600,000	Capacity- Building
Meat Processor	Meat Products	South Africa	Trade Finance	1/28/2016	14.50%	$2,800,000	$1,574,917	Job Creation
Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	2/2/2016	17.50%	$3,250,000	$2,418,284	Job Creation
Mobile Phone Assembler[10]	Communications Equipment	South Africa	Trade Finance	12/24/2015	13.00%	$4,500,000	$2,289,262	Job Creation
Soybean Distributor	Fats and Oils	Argentina	Trade Finance	2/3/2016	8.89%	$3,100,000	$3,100,000	Job Creation
Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017	17.43%[11]	$3,000,000	$3,000,000	Capacity- Building
Textile Distributor[12]	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	11/18/2015	15.00%	$2,500,000	$1,278,510	Job Creation
Investment Portfolio Total						$89,850,000	$74,765,324
Short-Term Investments[13]
Agricultural Products Exporter[14]	Farm-Product Raw Materials	Singapore	Short-Term	8/22/2015	11.50%	$10,000,000	$10,000,000	N/A
Farm Supplies Importer	Miscellaneous Non-Durable Goods	South Africa	Short-Term	10/29/2015	13.00%	$2,000,000	$840,000	N/A
Rice Producer	Cash Grains	Tanzania	Short-Term	8/3/2015	11.50%	$3,900,000	$3,900,000	N/A
Short-Term Investment Total						$15,900,000	$14,740,000
Investment Portfolio and Short-Term Investment Totals						$105,750,000	$89,505,324

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower.
[2]	Interest rates are as of August 31, 2015. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of August 31, 2015. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	The interest rate includes 2.50% of deferred interest.
[6]	On August 5 and August 28, 2015, the Company funded two separate transactions totaling $1,250,000 as part of a $1,500,000 revolving senior secured trade finance facility at a fixed interest rate of 12.50% to the Farm Supplies Wholesaler. With maturity dates of December 3, 2015 and October 17, 2015, respectively, these transactions are secured by specific inventory being imported into South Africa. The borrower anticipates that the Company financing will support improvements in the country’s agricultural productivity and food security.
[7]	On August 27 and August 28, 2015, the Company funded two separate transactions totaling $2,000,000 as part of a new $2,000,000 revolving senior secured trade finance facility at a fixed interest rate of 9.00% to the Fish Processor and Exporter. With a maturity date of June 19, 2016, both transactions are secured by specific receivables and inventory destined for export. The borrower anticipates that the Company’s financing will support employment generation and increases in employee wages.
[8]	On August 17, 2015, the Company funded $6,000,000 as part of a new $6,000,000 revolving senior secured trade finance facility at a fixed interest rate of 13.00% to the Integrated Steel Producer. The transaction, set to mature on February 14, 2016, is secured by specific inventory, receivables and real estate. The borrower anticipates that the Company’s financing will support job creation and equality and empowerment in the workplace.
[9]	The interest rate is a variable rate of one month Libor +10.5% plus 5.13% in deferred fixed interest.
[10]	Between August 6 and August 27, 2015, the Company funded nine transactions totaling $2,289,262 as part of a new $4,500,000 revolving senior secured trade finance facility at fixed interest rate of 13.00% to the Mobile Phone Assembler. All transactions are set to mature between November 28 and December 24, 2015 and are secured by specific inventory being imported into South Africa from Asia and receivables. The borrower anticipates that the Company’s financing will support employment generation.
[11]	The interest rate includes 5.00% of penalty interest because the borrower has missed three interest payments. On August 27, 2015, the Company was informed that the borrower had filed for judicial recuperation with the local court in Brazil. The filing allows the borrower time to present a comprehensive plan of restructure to the Company.
[12]	Between August 14 and August 20, 2015, the Company funded three separate transactions totaling $244,707 as part of an existing $2,500,000 revolving senior secured trade finance facility at a fixed interest rate of 15.00% to the Textile Distributor. All transactions are set to mature between November 3, 2015 and November 18, 2015 and are secured by specific inventory being imported into South Africa from Asia. The borrower anticipates that the Company’s financing will support employment generation.
[13]	Short-Term Investments are defined as investments that generally meet the standard underwriting guidelines for trade finance and term loan transactions and that also have the following characteristics: (1) maturity of less than one year, (2) loans to borrowers to whom, at the time of funding, the Company does not expect to re-lend. Impact data is not tracked for Short-term Investments.
[14]	The transaction is secured by specific collateral held by the borrower’s subsidiaries in Kenya, Tanzania, and Zambia.

As of August 31, 2015 the Company had exited the following investments:

Investment Portfolio

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Agricultural Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	10/15/2014	$8,196,189	8/14/2015	13.02%	Job Creation
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	7/7/2014	$1,000,000	8/5/2015	12.97%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%	Equality & Empowerment
Investment Portfolio Totals					$22,726,266
Short-Term Investments[1]
Financial Services Provider	Miscellaneous Business Credit Institutions	Mauritius	Short-Term	9/23/2014	$3,000,000	11/17/2014	15.94%	N/A
Short-Term Investment Total					$3,000,000
Investment Portfolio and Short-Term Investment Totals					$25,726,266

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics1

Total Assets (est.)	$98,600,000
Current Loan Commitments	$89,850,000
Leverage	0%
Weighted Average Portfolio Loan Size	$5,055,145
Weighted Average Portfolio Duration	0.73 years
Weighted Average Position Yield	13.1%
USD Denominated	100%
Countries[2]	9
Sectors[2]	17

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Marine Logistics Provider	Nigeria	12.8%
Farm Supplies Distributor	Zambia	9.6%
Integrated Steel Producer	Zambia	6.1%
Agriculture Distributor	Argentina	6.1%
Beef Exporter	Argentina	6.1%

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Short-Term Investments.
[2]	This represents all countries/sectors where the Company currently has a loan commitment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[3]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s Investment Portfolio.